UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the period ended June 30, 2018

Commission File No. 024-10782

Tulsa Real Estate Fund, LLC

Georgia

(State or other jurisdiction of incorporation or organization)

Tulsa Real Estate Fund, LLC

3355 Lenox Road NE, #750

Atlanta, GA 30326

1-844-73-TULSA

info@tulsarealestatefund.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38730 Sky Canyon Drive – Suite A

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our Units involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing Units. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this filing.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

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Cautionary Statement Regarding Forward-Looking Statements

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto appearing elsewhere herein.

Background Overview

Tulsa Real Estate Fund, LLC was formed in the State of Georgia in July of 2016. We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change. The Manager of the Company do not have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

TREF allows our communities to own an equity stake in assets in their own community. We call this “Participation Past Donation.” People have a vested interest, dollars begin to circulate in our community, and there is a platform that allows us to unite around our common goals.

The Company’s overall strategy is to purchase multifamily, single family, commercial property and raw land in urban communities to rehab, develop and lease or sell those properties for a profit. Some of our projects will be traditional real estate transactions. However, the vast majority will be community impacting projects focused on generating wealth in minority communities while making a profit for Members of the Company.

The Company will be owned by the Manager and have a Membership which may include, but is not limited to: individuals, individual retirement accounts, banks and other financial institutions, endowments, and pension funds.

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The Company hopes to offer its Members the opportunity to earn a preferred annualized 8% return plus 50% of the Company’s realized profits which shall be distributed to the Members in proportion to each Member’s respective Capital Contribution. The Manager, Tulsa Founders, LLC, will exclusively manage the Company.

On August 8, 2018, subsequent to the financial statements herein, the Company entered into a purchase and sale agreement for the property located at 3015 R. N Martin Street, East Point, Georgia. The Company is intending to purchase the property for $2,100,000, cash offer. The Company made an earnest money deposit of $25,000. The Company previously filed a 1-U/A on September 4, 2018 announcing the intent to purchase the property.

The property includes a 20,949 square foot warehouse building and was built in 1969. It includes 2.6 acres. It was independently appraised for $2,500,000.

On Monday, October 15, 2018, the Company took possession of the acquisition through a special purpose entity named “TREF Legacy Center, LLC” of which the Company is the sole member. The Manager of the Company, Tulsa Founders, LLC, provided the due diligence funds required. The Manager will be reimbursed for these advanced funds at a later date and will provide an accounting of the due diligence costs that were required.

The property is tentatively named “Legacy Center.” The Manager expects the renovation of the property to be approximately $500,000 in order for it to operate as a small business incubator and community training center. The Company believes the property will generate revenue through rental income from local businesses and as a shared workspace for local entrepreneurs.

The Company hopes to also lease out the space as an event center and training workshops.

On December 28, 2018, the Company closed on the purchase of a 14-unit apartment building in what is known as the “Wasey Subdivision” in Clacasieu Parish, Louisiana. The address is 1806 Knapp Street, Lake Charles, Louisiana 70601. The total purchase price was $339,000 and was paid in cash. The property was appraised for $750,000 on October 4, 2018 by an independent appraiser.

On December 28, 2018, the Company closed on a single-family property for $355,000 in cash. The property is located 1000 Carteret Road, Bridgewater, NJ 08807. The property was appraised for $360,000 by an independent appraiser on December 12, 2018. The property is in need of significant repairs.

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Results of Operations

For the period ended June 30, 2018

We generated no revenues for the period ended June 30, 2018. We have purchased one property thus far as described above which has not generated any revenues to date. We have generated expenses of $536,348 for the period ended June 30, 2018.

Total expenses

We have generated expenses of $536,348 for the period ended June 30, 2018. Of this, $277,132.91 is asset management fees due to our Manager for services related to Company and property management. The Company also incurred $259,119.77 in escrow charges.

Assets

As of June 30, 2018, the Company raised approximately $5,297,900 from investors. The Company had $5,038,710 in cash as of June 30, 2018 which was the amount raised less escrow fees of approximately $259,120. At that time, the Company had no other assets but has since purchased a property using some of the cash.

Liabilities

We currently have $277,132.91 due to our Manager for Asset Management Fees.

Liquidity and Capital Resources

As of June 30, 2018, the Company had $5,038,710 in cash as its only asset and total liabilities of $277,158. The Company hopes to raise a total of $50,000,000 in the Offering. Although we intend on identifying single family, multifamily, and commercial properties for acquisition with our proceeds, there is no guarantee that we will acquire any such investments. To date, and subsequent to the June 30, 2018 financial statements, the Company has purchased one property with Offering proceeds. Acquisition will depend highly on our funding, the availability of those funds, the availability of single family, multifamily and commercial properties that meet or investment criteria and the size of such liens to be acquired. As of the date of the Offering Circular, the Company plans to pursue its investment strategy of single family, multifamily, and commercial properties acquisition. There can be no assurance of the Company’s ability to do so or that additional capital will be available to the Company. If so, the Company’s investment objective of acquiring single family, multifamily, and commercial properties will be adversely affected and the Company may not be able to pursue an acquisition opportunity if it is unable to finance such acquisitions. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company.

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Related Party Transactions

As of June 30, 2018, the Manager was owed $277,132.91 for Asset Management for the Manager’s services related to managing the Company.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Employees

Currently, Jay Morrison is the principal of our Manager and devoted a minor portion of his working hours to our Company without a salary. For more information on our personnel, please see “DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.” We plan to use consultants, attorneys, accountants, and other personnel, as necessary and do not plan to engage any additional full-time employees in the near future. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. Any expenses related to the Offering will be charged to the Company. For example, any costs associated with raising capital such as escrow, transfer, marketing, audit, legal, and technology fees will be borne by the Company. However, those costs associated with overall management of the Company and the management and acquisition of the properties shall be borne by the Manager except those capitalized expenses related to specific properties.

Item 2. Other Information

None.

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Item 3. Financial Statements

Tulsa Real Estate Fund, LLC

F-1

Tulsa Real Estate Fund LLC

BALANCE SHEET

As of June 30, 2018

ASSETS
Current Assets:
Cash	$5,038,710
Total Current Assets	5,038,710

TOTAL ASSETS	$5,038,710

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Liabilities:
Current Liabilities:
Deferred Management Fees	$277,133
Related Party Advance	25
Total Liabilities	277,158

Members’ Equity (Deficit):	4,761,552

TOTAL LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)	$5,038,710

See accompanying notes, which are an integral part of these financial statements.

F-2

Tulsa Real Estate Fund LLC

STATEMENT OF OPERATIONS

For the period from January 1, 2018 to June 30, 2018

Net revenues	$-
Cost of net revenues	-
Gross Profit	-

Operating Expenses:
Deferred Management Fees	277,133
Escrow and Bank Fees	259,215
Total Operating Expenses	536,348

Net Loss	$536,348

See accompanying notes, which are an integral part of these financial statements.

F-3

TULSA REAL ESTATE FUND LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

For the period from January 1, 2018 to June 30, 2018

Total Members’ Equity

Balance at July 20, 2016 (inception)	$-
Class A Units Sold	5,297,900
Net Loss	536,348
Balance at June 30, 2018	$4,761,552

See accompanying notes, which are an integral part of these financial statements.

F-4

Tulsa Real Estate Fund LLC

STATEMENT OF CASH FLOWS

For the period from January 1, 2018 to June 30, 2018

Cash Flows From Operating Activities
Net Loss	$(536,348)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Due to/Due (From) Manager	277,133
Net Cash Used in Operating Activities	(259,190)

Cash Flows From Financing Activities
Proceeds from Offering Class A Units	5,297,900
Net Cash Provided By Financing Activities	5,297,900

Net Change In Cash	5,038,710

Cash at Beginning of Period	-
Cash at End of Period	$5,038,710

See accompanying notes, which are an integral part of these financial statements.

F-5

Tulsa Real Estate Fund LLC

NOTES TO FINANCIAL STATEMENTS

For the period ended June 30, 2018 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Tulsa Real Estate Fund LLC (the “Company”), is a limited liability company organized July 20, 2016 under the laws of Georgia. The Company was organized to invest in income generating real estate within the retail, medical office, industrial, and multi-family segments.

As of June 30, 2018, the Company had not generated revenue, but had raised $5,297,900 from Class A Members for the purposes of carrying out the purpose of the Company of purchasing real estate assets.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

F-6

Tulsa Real Estate Fund LLC

NOTES TO FINANCIAL STATEMENTS

For the period ended June 30, 2018

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of June 30, 2017.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

See accompanying Independent Auditor’s Report

F-7

Tulsa Real Estate Fund LLC

NOTES TO FINANCIAL STATEMENTS

For the period ended June 30, 2018

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS’ EQUITY

The Company has named Tulsa Founders LLC, a related party to the Company, as its managing member. The managing member holds all the Class B Units of the Company. As of June 30, 2018, the Company had raised 5,297,900 in members’ equity from Class A investors (outside investors) through its Regulation A offering.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

F-8

Tulsa Real Estate Fund LLC

NOTES TO FINANCIAL STATEMENTS

For the period June 30, 2018

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged a related party, Tulsa Founders LLC, to manage the Company.

To date, the Company owes the Manager $277,133 in management fees in relation to the Manager’s effort managing the company. These fees are due upon demand.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

On August 8, 2018, subsequent to the financial statements herein, the Company entered into a purchase and sale agreement for the property located at 3015 R. N Martin Street, East Point, Georgia. The Company is intending to purchase the property for $2,100,000, cash offer. The Company made an earnest money deposit of $25,000. The Company previously filed a 1-U/A on September 4, 2018 announcing the intent to purchase the property.

The property includes a 20,949 square foot warehouse building and was built in 1969. It includes 2.6 acres. It was independently appraised for $2,500,000.

On Monday, October 15, 2018, the Company took possession of the acquisition through a special purpose entity named “TREF Legacy Center, LLC” of which the Company is the sole member. The Manager of the Company, Tulsa Founders, LLC, provided the due diligence funds required. The Manager will be reimbursed for these advanced funds at a later date and will provide an accounting of the due diligence costs that were required.

The property is tentatively named “Legacy Center.” The Manager expects the renovation of the property to be approximately $500,000 in order for it to operate as a small business incubator and community training center. The Company believes the property will generate revenue through rental income from local businesses and as a shared workspace for local entrepreneurs.

On December 28, 2018, the Company closed on the purchase of a 14-unit apartment building in what is known as the “Wasey Subdivision” in Clacasieu Parish, Louisiana. The address is 1806 Knapp Street, Lake Charles, Louisiana 70601. The total purchase price was $339,000 and was paid in cash. The property was appraised for $750,000 on October 4, 2018 by an independent appraiser.

On December 28, 2018, the Company closed on a single-family property for $355,000 in cash. The property is located 1000 Carteret Road, Bridgewater, NJ 08807. The property was appraised for $360,000 by an independent appraiser on December 12, 2018. The property is in need of significant repairs.

F-9

Item 4. Exhibits

1.	Articles of Organization (Incorporated by reference to Exhibit 1 of the Offering Statement on Form 1-A/A)
2.	Subscription Agreement (Incorporated by reference to Exhibit 3 of the Offering Statement on Form 1-A/A)
3.	Material Contracts (Incorporated by reference to Exhibit 4 of the Offering Statement on Form 1-A/A)
4.	Consent (Incorporated by reference to Exhibit 6 of the Offering Statement on Form 1-A/A)
5.	Opinion re: Legality (Incorporated by reference to Exhibit 7 of the Offering Statement on Form 1-A/A)

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SIGNATURE

Pursuant to the requirements of Regulation A, e issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on January 1, 2019.

Tulsa Real Estate Fund, LLC

/s/ Jay Morrison
Jay Morrison, Manager of Tulsa Founders, LLC
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Tulsa Real Estate Fund, LLC

/s/ Jay Morrison
Jay Morrison, Manager of Tulsa Founders, LLC
Manager
January 1, 2019

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